

Mail Stop 4720

June 30, 2017

James S. Byrd, Jr.
Chairman and Chief Executive Officer
Legion Capital Corporation
301 E. Pine St., Suite 301
Orlando, FL 32801

> **Re:** **Legion Capital Corporation**
> **Offering Statement on Form 1-A**
> **Filed June 13, 2017**
> **File No. 024-10708**

Dear Mr. Byrd:

We have limited our review of your offering statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise the Offering Circular Cover Page to disclose the material offering terms of the Corporate Notes, including the interest rate and maturity.

Description of Capital, page 13

2. Please revise to discuss in greater detail the terms of the Corporate Notes in compliance with Item 14(b) of Form 1-A, including redemption rights, default provisions, ranking, any sinking fund requirements or conversion options and the process of retiring the Notes. In addition, please file as exhibits to the offering circular the debt instrument(s) underlying the Notes and any purchase agreements related thereto. Refer to Items 17(3) and (4) of Part III of Form 1-A.

Part III. Exhibits

3.   In accordance with Item 16(a) of Part III of Form 1-A, please include an Exhibit Index with your next amendment.

4.   Please file as an exhibit to the Form 1-A a legal opinion as to the legality of the securities covered by the offering statement. Refer to Item 17(12) of Part III of Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3369 with any questions.

                        Sincerely,

                        /s/ Era Anagnosti

                        Era Anagnosti
                        Legal Branch Chief
                        Office of Financial Services